EXHIBIT 1
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NEWS RELEASE

MAY 16, 2003


ARC ENERGY TRUST CONFIRMS JUNE 16, 2003 CASH DISTRIBUTION AMOUNT

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CALGARY, MAY 16, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on June 16, 2003 in respect of May production, for unitholders of record on May 31, 2003 will be $0.15 per trust unit. The ex-distribution date is May 28, 2003.

As at May 15, 2003, the Trust's trailing twelve-month cash distributions, including the May 15, 2003 payment, total CAD $1.64 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $2.4 billion. The Trust currently has an interest in oil and gas production of over 62,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9